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Contacts:
Erez Baron, Controller       Jeffrey Corbin/Lee Roth/Joe Mansi
Orckit Communications          (Investor Relations)
Tel: 972 3 696 2121          KCSA Worldwide
erezb@orckit.com             (212) 896-1214/(212) 896-1209
                             jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com


                             FOR IMMEDIATE RELEASE

      ORCKIT COMMUNICATIONS ANNOUNCES COMPLETION OF OFFER TO PURCHASE ITS
                        SUBORDINATED CONVERTIBLE NOTES

Tel Aviv, Israel, January 7, 2003 - Orckit Communications Ltd. (Nasdaq: ORCT) today announced that it has completed its tender offer (the "Offer") for a portion of its 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes").

The Offer expired at Midnight, Eastern Standard Time, on December 31, 2002 and $95,000 principal amount of Notes were validly tendered and not withdrawn in the Offer. Orckit will purchase all tendered Notes at a purchase price of $650 per $1,000 principal amount of Notes.

Orckit will pay the aggregate purchase price including accrued interest, through December 30, 2002 of approximately $63,191.49 to the depositary for those Notes accepted for payment.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targerting high capacity broadband services. Orckit is a majority shareholder of Corrigent Systems and Spediant Systems. Corrigent is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology. Spediant is developing innovative access solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.

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